BAOSHENG MEDIA GROUP HOLDINGS LTD

July 31, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited
Registration Statement on Form F-1
Submitted on July 10, 2020
CIK No. 0001811216

Dear Ms. Bagley:

This letter is in response to the letter dated July 20, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Baosheng Media Group Holdings Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No.1 to the Registration Statement on Form F-1 (“Amendment No.1 to the Registration Statement”) is being submitted publicly to accompany this letter.

Risk Factors

Risks Related to Our Business and Industry

“Labor Contract Law and other labor-related laws in the PRC may adversely…”, page 30

1. We note your disclosure that "if an employer fails to make full and timely contributions to social insurance, the relevant enforcement agency shall order the employer to make all outstanding contributions within a prescribed time period and impose penalties equal to 0.05% of the total outstanding amount for each additional day such contributions are overdue." Please provide an estimate of your total liability for unpaid contributions, including the outstanding amount and potential penalties. Please also define the "prescribed time period."

In response to the Staff’s comment, we revised our disclosure on page 30 of Amendment No.1 to the Registration Statement.

Taxation

2. Please state that the disclosure in this section, to the extent it constitutes statements of Cayman Islands law, constitutes the opinion of Maples and Calder. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we revised our disclosure on page 141 of Amendment No.1 to the Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wenxiu Zhong
Name: Wenxiu Zhong
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC